Exhibit 99.1

Link Motion to Participate at the Oppenheimer 21st Annual Technology, Internet & Communications Conference on August 7, 2018

Management to Discuss CarBrain Platform & Smart Ride Business on the Electrification of Transportation Panel

BEIJING, Aug. 2, 2018  -- Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, has been invited to participate at the upcoming Oppenheimer 21st Annual Technology, Internet & Communications Conference at the Four Seasons Hotel in Boston, Massachusetts on Tuesday August 7, 2018 at 11:45 a.m. Eastern time.

Link Motion, Head of Product, Pasi Nieminen and Vice President of Capital Markets, Matt Mathison will participate on Oppenheimer's Electrification of Transportation Panel, which will take place on Tuesday, August 7, 2018 from 11:45 a.m. to 12:20 p.m. Eastern time with one-on-one meetings held throughout the conference.

The presentation will be webcast live and available for replay at www.veracast.com/webcasts/opco/technology2018, and via the investor relations section of the company's website at http://ir.lkmotion.com.

For additional information or to schedule a one-on-one meeting with Link Motion management, please contact your Oppenheimer representative. You may also email your request to LKM@mzgroup.us or call Chris Tyson at (949) 491-8235.

About Link Motion Inc.

Link Motion Inc. ("Link Motion" or the "Company" NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com.